CROSS COUNTRY REPORTS 4TH QUARTER RESULTS; REVENUES UP 48%; INCOME FROM CONTINUING OPERATIONS UP 235%

BOCA RATON, FL, Feb. 15 -- Cross Country, Inc. (Nasdaq: CCRN) today reported revenue of $144.3 million for the three months ended December 31, 2001, an increase of 48% over revenue of $97.2 million for the same period in the prior year. Income from continuing operations for the three months ended December 31, 2001 was $6.5 million, or $0.21 per diluted share (EPS), compared to $1.9 million or $0.08 per diluted share for the three months ended December 31, 2000. Including the effects of discontinued operations and the extraordinary loss from the early extinguishment of debt resulting from funds received in Cross Country's initial public offering in October 2001, net income for the fourth quarter of 2001 was $2.1 million or $0.07 per diluted share. Earnings before interest, taxes, depreciation, amortization and non-recurring indirect transaction costs (EBITDA) for the three months ended December 31, 2001 was $17.1 million compared to $12.3 million for the same period in the prior year, an increase of 39%. The quarter was favorably impacted primarily by the strong results contributed by the Company's Healthcare Staffing segment coupled with reduced interest expense as a result of the paydown of approximately $134.5 million in debt, and a reduction in the company's effective corporate income tax rate.

"We are very pleased with the strength of our fourth quarter and full year results," said Joseph A. Boshart, President and Chief Executive Officer. "Each of our mature businesses broke revenue records for the year and are positioned to continue this growth into 2002. Our growth continues to be driven by the strong results generated by our travel staffing business, but is augmented by our complementary businesses. The strong recognition of the Cross Country brand and our quality of customer service continue to make our businesses successful. Additionally, our balance sheet is financially strong, sound and structured for flexibility."

For the year ended December 31, 2001, Cross Country reported revenue of $500.5 million, an increase of 36% over the same period in the prior year. Income from continuing operations and its associated diluted EPS for the year ended December 31, 2001 were $13.7 million and $0.54 compared to $6.7 million and $0.29, respectively, for the year ended December 31, 2000. EBITDA for the full year 2001 was $56.2 million compared to $45.1 million for the same period in the prior year, an increase of 24%.

HEALTHCARE STAFFING
In the fourth quarter, Cross Country's Healthcare Staffing segment, which comprises travel staffing, clinical research trials staffing and per diem staffing, had its strongest quarter of 2001. Revenue for the three months ended December 2001 was $134.5 million, an increase

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                                  Page 2 of 6

of 45% over the same period in the prior year. This growth was driven primarily by increased average hourly bill rates in all businesses, increased numbers of field employees in both the travel nursing and allied health staffing as well as revenue generated by the acquisition of ClinForce in March, 2001. Contribution income, defined as earnings before interest, taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment, for the three months ended December 31, 2001 was $21.8 million, an increase of 38% over the same period in the prior year. This growth was primarily due to the same factors that drove revenue growth, but partially offset by an increase in field staff compensation and professional liability expense.

For the year ended December 31, 2001 revenue was $464.3 million, an increase of 32% over the same period in the prior year and contribution income was $73.2 million compared to $61.9 million for the year ended December 31, 2000.

OTHER HUMAN CAPITAL MANAGEMENT SERVICES
Cross Country's Other Human Capital Management Services segment, which comprises the education and training, healthcare consulting services, physician search and resource management services, generated revenue of $9.8 million for the three months ended December 31, 2001, an increase of 113% over the same period in the prior year. This increase was driven primarily by the business generated by the Heritage Professional Education LLC and Gill/Balsano acquisitions in December 2000 and May 2001, respectively. Contribution income for the three months ended December 31, 2001 was $0.1 million, an increase of $0.1 million over the same period in the prior year, was driven primarily by the factors that drove revenue growth and partially offset by expenditures associated with the start-up of E-staff, Cross Country's new web-enabled scheduling technology, and the effects of the slowing economy on the search business.

For the year ended December 31, 2001, revenue was $36.2 million, an increase of 115% over the same period in the prior year and contribution income was $3.6 million compared to $1.2 million for the year ended December 31, 2000.

EXPECTATIONS FOR 2002
The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

With respect to Cross Country's financial targets for the full year 2002, the company is projecting revenue to be between $610 and $640 million and EBITDA to be between $67 and $70 million. First quarter 2002 earnings are expected to be in the range of $0.19 to $0.20 per diluted share and grow sequentially thereafter aggregating to a range of $0.98 to $1.02 per diluted share for the full year 2002. EPS estimates include the effect of the adoption of the Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets", issued by the Financial Accounting Standards Board. The effect of SFAS No. 142 is projected to have a $0.22 per share impact on the Company's full year 2002 EPS estimates reducing annual pre-tax amortization expense from $14.2 million to $3.1 million. It is Cross Country's intention to update its guidance quarterly.


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                                  Page 3 of 6

SUBSEQUENT EVENTS:
On January 3, 2002, Cross Country announced the purchase of the assets of the NovaPro healthcare staffing division (Tampa, FL) of HRLogic Holdings, Inc., a professional employer organization for a purchase price of $7,125,000.

Cross Country, Inc. is a leading provider of healthcare staffing services in the United States. The company has an active client base of over 2,500 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. More information on Cross Country, Inc. can be obtained from our website, www.crosscountry.com.

A listen-only simulcast of Cross Country's fourth quarter conference call will be available online beginning at 10:00 EST on Friday, February 15th at www.crosscountry.com, www.companyboardroom.com or by visiting any of the investor sites in CCBN's Individual Investor Network such as America Online's Personal Finance Channel, Fidelity Investments(R) (Fidelity.com) and others. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com). A playback recording of the call may be accessed by calling 1-800-405-2236, reservation #444013, beginning at 12:00 p.m. on February 15th until 6:00 p.m. on Wednesday, February 20th.


This release contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates", "intends", "plans", "believes", "estimates", and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include the following our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning  of our  information  systems,  the  effect  of  existing  or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "RISK FACTORS" in the Company's Prospectus dated October 24, 2001.

Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed on this press release might not occur. While it is the Company's intention to update its guidance quarterly, it should not be assumed that our silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

For further  information,  please  contact:
Brian Hekman,  Director,  Corporate Communications at 800-998-5187
Susan Eccher, Director, Investor Relations at 877-686-9779 both of Cross Country, Inc.

Three financial charts follow.


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                                                  Page 4 of 6


                                              CROSS COUNTRY, INC.
                                     CONSOLIDATED STATEMENT OF OPERATIONS
                                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            THREE MONTHS ENDED              YEAR ENDED
                                                               DECEMBER 31,                 DECEMBER 31,
                                                          -----------------------       ----------------------
                                                             2001         2002            2001         2002
                                                          ----------   ----------       ----------   ---------
                                                                (UNAUDITED)
Revenue from services                                     $  144,310   $  97,230       $  500,503   $  367,690
Operating expenses:
 Direct operating expenses                                   108,165      72,690          374,651      273,095
 Selling, general and administrative expenses                 19,080      12,480           68,393       49,027
 Bad debt expense                                                (44)       (248)           1,274          433
 Depreciation                                                    789         382            2,579        1,324
 Amortization                                                  3,776       3,483           15,157       13,701
 Non-recurring indirect transaction costs                          -         733                -        1,289
                                                          ----------   ----------      ----------   ----------
Total operating expenses                                     131,766      89,520          462,054      338,869
                                                          ----------   ----------      ----------   ----------
Income from operations                                        12,544       7,710           38,449       28,821
Other expenses:
 Interest expense, net                                         1,515       3,804           14,422       15,435
                                                          ----------   ---------       ----------   ----------

Income from continuing operations before income taxes         11,029       3,906           24,027       13,386
 Income tax expense                                           (4,506)     (1,961)         (10,364)      (6,730)
                                                          ----------   ---------       ----------   ----------
Income from continuing operations                              6,523       1,945           13,663        6,656
 Discontinued operations                                         337        (662)            (207)      (2,058)
                                                          ----------   ---------       ----------   ----------
Net income before extraordinary items                          6,860       1,283           13,456        4,598
 Extraordinary loss on early extinguishment of debt           (4,784)          -           (4,784)           -
                                                          ----------   ---------       ----------   ----------
Net income                                                $    2,076   $   1,283       $    8,672   $    4,598
                                                          ==========   =========       ==========   ==========

Net income/(loss) per common share- basic:
 Income from continuing oeprations                        $     0.22   $    0.08       $     0.55   $     0.29
 Discontinued operations                                        0.01       (0.03)           (0.01)       (0.09)
                                                          ----------   ---------       ----------   ----------
Net income before extraordinary items                           0.23        0.05             0.54         0.20
 Extraordinary loss from early extinguishment of debt          (0.16)         -             (0.19)          -
                                                          ----------   ---------       ----------   ----------
Net income                                                $     0.07   $    0.05       $     0.35   $     0.20
                                                          ==========   =========       ==========   ==========

Net income/(loss) per common share- diluted:
 Income from continuing operations                        $     0.21   $    0.08       $     0.54   $     0.29
 Discontinued operations                                        0.01       (0.03)           (0.01)       (0.09)
                                                          ----------   ---------       ----------   ---------
Net income before extraordinary items                           0.22        0.05             0.53         0.20
 Extraordinary loss from early extinguishment of debt          (0.15)         -             (0.19)          -
                                                          ----------   ---------       ----------   ---------
Net income                                                $     0.07   $    0.05       $     0.34   $     0.20
                                                          ==========   =========       ==========   ==========

Weighed average common shares outstanding - basic            29,852       23,205           24,881       23,205
Weighted average common shares outstanding - diluted         31,219       23,205           25,223       23,205



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                               CROSS COUNTRY, INC.
                     CONSOLIDATED CONDENSED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)


                                                         DECEMBER 31,
                                                     2001          2000
                                                  ---------      ---------

Current assets:
 Cash                                             $   2,644      $       -
 Accounts receivable, net                            87,415         65,087
 Other current assets                                15,005         11,614
                                                  ---------      ---------
Total current assets                                105,064         76,701
Property and equipment, net                          11,399          6,169
Goodwill, net                                       217,606        199,373
Other identifiable intangible assets, net            27,835         35,242
Other assets                                             76            140
                                                  ---------      ---------
Total assets                                      $ 361,980      $ 317,625
                                                  =========      =========

Current liabilities:
 Accounst payable and accrued expenses            $   3,253      $  10,246
 Accrued employee compensation and benefits          27,023         17,431
 Curent portion of long-term debt                     2,425         12,400
 Note payable                                         1,365            484
 Other current liabilities                            1,832          1,765
                                                  ---------      ---------
Total current liabilities                            35,898         42,326
Interest rate swap                                    2,509              -
Deferred income taxes                                 8,570          7,571
Long-term debt                                       45,076        144,388
                                                  ---------      ---------
Total liabilities                                    92,053        194,285
Commitments and contingencies
Stockholders' equity:
 Common stock                                             3              2
 Additional paid-in capital                         258,152        119,081
 Other stockholders' equity                          11,772          4,257
                                                  ---------      ---------
Total stockholders' equity                          269,927        123,340
                                                  ---------      ---------
Total liabilities and stockholders' equity        $ 361,980      $ 317,625
                                                  ---------      ---------


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                                                  Page 6 of 6

                                                 SEGMENT DATA
                                            (AMOUNTS IN THOUSANDS)

                                                            THREE MONTHS ENDED              YEAR ENDED
                                                               DECEMBER 31,                 DECEMBER 31,
                                                          ----------------------       -----------------------
                                                             2001         2000            2001         2000
Revenues:                                                 ----------   ---------       ----------   ----------
                                                                (UNAUDITED)
 Healthcare staffing                                      $  134,494   $  92,631       $  464,343   $  350,856
 Other human capital management services                       9,816       4,599           36,160       16,834
                                                          ----------   ---------       ----------   ----------
                                                          $  144,310   $  97,230       $  500,503   $  367,690
                                                          ==========   =========       ==========   ==========

Contribution income(a):
 Healthcare staffing                                      $   21,762   $  15,714       $   73,196   $   61,937
 Other human capital management services                         145         (1)            3,647        1,240
Unallocated corporate overhead                                (4,798)     (3,405)         (20,658)     (18,042)
                                                          ----------   ---------       ----------   ----------
EBITDA(b)                                                 $   17,109   $  12,308       $   56,185   $   45,135
                                                          ==========   =========       ==========   ==========

                                             Financial Statistics
                                                 (unaudited)


                                                            THREE MONTHS ENDED              YEAR ENDED
                                                               DECEMBER 31,                 DECEMBER 31,
                                                          ----------------------       -----------------------
                                                             2001         2000            2001         2000
                                                          ----------   ---------       ----------   ----------
EBITDA - ($000)(b)                                        $   17,109   $  12,308       $   56,185   $   45,135
EBITDA as % of revenue                                         11.9%       12.7%            11.2%        12.3%
FTE's (c)                                                      5,337       4,222            4,816        4,170
Weeks worked                                                  69,381      54,886          250,432      216,840
Average contract revenue per week                         $    1,934   $   1,686       $    1,851   $    1,617


(a) Contribution income is computed by the Company as operating income, less unallocated corporate overhead. Contribution income is not a measure of financial performance under generally accepted accounting principles and is only used by management when assessing segment performance.

(b) Defined as income before interest, income taxes, depreciation, amortization and non-recurring indirect transaction costs. EBITDA should not be considered a measure of financial performance under generally accepted accounting principles. Items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA is a key measure used by management to evaluate our operations and provide useful information to investors. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(c) FTE's represent the average number of contract staffing personnel on a full-time equivalent basis.

                                      ####